Exhibit 99.12

CONSENT

We hereby consent to the reference to each of our studies listed below, which we prepared for Plaza Centers N.V., appearing in the Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd. and in the Shelf Prospectus filed by Elbit Imaging Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009:

•	Valuation report in respect of options granted on March 26, 2008 under the framework of ESOP 2008, dated April 2008;

•	Valuation report in respect of options granted on May 27, 2008 under the framework of ESOP 2008, dated June 2008;

•	Valuation report in respect of options granted on August 25, 2008 under the framework of ESOP 2008, dated November 2008;

•	Valuation report in respect of options granted on November 25, 2008 under the framework of ESOP 2008, dated April 2009; and

•	Valuation report in respect of options re-priced on October 25, 2008 under the framework of ESOP 2008, dated February 2009;

•	Valuation report in respect of options granted on March 26,2009 under the framework of ESOP 2008; and

•	Valuation report in respect of options granted on May 26, 2009 under the framework of ESOP 2008.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ BDO Ziv Haft Consulting & Management Ltd.
BDO Ziv Haft Consulting & Management Ltd.

Tel Aviv, Israel
April 17, 2011